U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

Form 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:  Joseph M. Murphy, 82 Main Street, Bar Harbor, ME  04609

2.  Issuer Name and Tickler or Trading Symbol:  Bar Harbor Bankshares, CUSIP No. 066849100

3.  IRS or Social Security Number of Reporting Person (Voluntary):  ###-##-####

4.  Statement for Month/Year:  May 2002

5.  If Amendment, Date of Original:  N/A

6.  Relationship of Reporting Person to Issuer:  Director; Officer -- President and CEO

Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership

Bar Harbor Bankshares Common Stock	1,900	D